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May 14, 2025

Emily Rowland

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Tactical Municipal Opportunities Fund (the “Fund”) Registration Statement on Form N-2

File Nos. 333-284107; 811-24039

Dear Ms. Rowland:

Thank you for your comments regarding the Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2024 (the “Registration Statement”). This letter provides the requested responses to your comments, which were provided to us in writing on January 30, 2025. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

We have made the applicable changes in the attached filing pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Capitalized terms used herein, but not otherwise defined, have the meaning ascribed to them in the Registration Statement.

General Comments

1.	COMMENT: We note that substantial portions of the Registration Statement are incomplete. For example, a full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

RESPONSE: Noted.

2.	COMMENT: On the facing sheet, please uncheck the box “when declared effective pursuant to section 8(c) of the Securities Act,” as that section relates to post-effective amendments.

RESPONSE: The referenced box on the facing sheet has been unchecked.

3.	COMMENT: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

RESPONSE: The Fund does not currently plan to present any “test the waters” materials to potential investors in connection with this offering.

4.	COMMENT: Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

RESPONSE: The Fund may issue preferred securities based on its ongoing analysis of market conditions. However, the Fund does not currently intend to issue preferred or debt securities within one year.

Cover Page

5.	COMMENT: Under “Investment Strategy,” for clarity and consistency with other disclosures, please add to the end of the second sentence: “that pay interest that is exempt from regular federal personal income tax.”

RESPONSE: The requested disclosure has been added.

6.	COMMENT: Please revise the third sentence under “Investment Strategy” to more clearly reflect that the word “position” refers to derivatives positions in which the Fund may invest under its investment policy.

RESPONSE: The referenced disclosure has been moved to the “Additional Investments” section and revised as requested.

7.	COMMENT: The disclosure states that the Fund may invest up to 25% of its Managed Assets in special situations municipal securities, and also states that “[t]he portion of the Fund’s assets that it invests in such securities, if any, may fluctuate significantly over time…” Please clarify, if true, that any significant fluctuation will be subject to the 25% limit.

RESPONSE: The referenced disclosure has been revised as follows:

“The portion of the Fund’s assets that it invests in such securities, if any, may fluctuate significantly over time, subject to the 25% limit as measured at the time of investment, according to the availability of attractive special situations municipal securities opportunities.”

8.	COMMENT: The disclosure states that to the extent consistent with the applicable liquidity requirements for interval funds under rule 23c-3 under the Investment Company Act of 1940 (“Investment Company Act”), the Fund may invest without limitation in illiquid securities. Please explain supplementally the reference to “liquidity requirements” under rule 23c-3.

RESPONSE: The reference to “liquidity requirements” under Rule 23c-3 refers to the requirement that interval funds maintain sufficient liquidity to meet repurchase obligations. Pursuant to paragraph (b)(10)(i) of Rule 23c-3, from the time the Fund sends a repurchase offer notice to shareholders until the repurchase pricing date, “a percentage of the company’s assets equal to at least 100 percent of the repurchase offer amount shall consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the company has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase payment deadline, or of assets that mature by the next repurchase payment deadline.”

Prospectus Prospectus Summary

9.	COMMENT: We note disclosure that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds that pay interest exempt from regular federal personal income tax. This policy must be fundamental, given the Fund’s name. Although the Statement of Additional Information (“SAI”) describes this policy as fundamental, the Prospectus does not. Please disclose in the Prospectus that this is a fundamental policy and disclose the procedures for the Fund to change this policy. See rule 35d-1(a)(3) of the Investment Company Act. See also Item 8.2. Please also provide disclosure in the Prospectus addressing the status of income from the Fund’s investments with regard to state income taxes.

RESPONSE: The referenced disclosures regarding the 80% policy and the procedures to change such policy have been added to the Prospectus. The referenced disclosure regarding the status of income from the Fund’s investments with regard to state income taxes has been added to the Prospectus.

10.	COMMENT: The disclosure states that municipal bonds and other securities in which the Fund may invest may pay interest that is subject to the federal alternative minimum tax (“AMT”) for certain taxpayers. Please ensure all material risks related to the application of AMT are adequately disclosed, including with respect to the expiration of AMT exemption amounts.

RESPONSE: We have reviewed and expanded discussion of the risks related to the application of AMT, including with respect to the expiration of AMT exemption amounts.

11.	COMMENT: We note disclosure that the Fund may invest in derivatives such as options, futures contracts and options on futures contracts, and interest rate swaps, for non-hedging, hedging, or duration management purposes. Please redraft the disclosure regarding any principal investment related to derivatives so that it is tailored specifically to how the Fund expects to be managed and address those derivative strategies that the Fund expects to be the most important for achieving its objectives and that it anticipates will have a significant effect on its performance. See Letter from Barry Miller to the ICI, July 30, 2010.

RESPONSE: The Fund has removed the reference to derivatives from the principal investment strategies section and added revised disclosure regarding the Fund’s potential investment in derivates under “Additional Investments.”

12.	COMMENT: We note disclosure that the Fund may invest in “below investment grade municipal bonds (those rated BB+/Ba1 or lower), commonly referred to as ‘high yield’ or ‘junk’ bonds.” Please consider disclosing a range or estimate of what portion of the Fund’s portfolio will be invested in junk bonds.

RESPONSE: The Fund has added the requested disclosure.

13.	COMMENT: Under “Periodic Repurchase Offers,” please clarify in that statement that “[t]he fund may introduce, or modify the amount of, a repurchase fee at any time” that any modified or new repurchase fee will be subject to the 2% cap disclosed in this section.

RESPONSE: The referenced disclosure has been revised as requested.

14.	COMMENT: Under “Unlisted Closed-End Fund Structure; Limited Liquidity,” please provide cross- references to the relevant disclosures elsewhere in the Prospectus. See Instruction to Item 3.2.

RESPONSE: The referenced disclosure has been revised as requested.

Summary of Fund Expenses

15.	COMMENT: Please confirm that the fee waiver contained in the operating expense limitation agreement between the adviser and the Fund will be in place for at least one year from the effective date of the Registration Statement.

RESPONSE: The Fund confirms that the fee waiver contained in the operating expense limitation agreement between the adviser and the Fund will be in place for at least one year from the effective date of the Registration Statement.

Periodic Repurchase Offers

16.	COMMENT: Please add a bullet point, under “Repurchase Request Deadline” that the written notice to shareholders will include, as applicable, any future repurchase fee.

RESPONSE: The referenced disclosure has been revised as requested.

Statement of Additional Information Investment Objectives and Policies

17.	COMMENT: Please review this section to describe clearly and concisely the investment policies of the Fund and to ensure that it augments the Prospectus disclosure about the investments, policies, or practices that are briefly discussed or identified in the Prospectus. We note that some of the paragraphs in this section are labeled with the name of the type of investment, while others are labeled as risks of certain types of investments. Please revise the disclosure for clarity by, for example, including investment policies in one section and risks in another, or by clearly identifying in each paragraph the policy versus risk disclosure. See Item 17.1.

RESPONSE: The referenced disclosure has been revised as requested.

Investment Restrictions

18.	COMMENT: Under fundamental investment restriction number 3, please state that concentration refers to investing more than 25% of the Fund’s net assets in a particular industry or group of industries, and please delete the following parenthetical from the policy statement: “(as that term may be defined or interpreted by the 1940 Act, Laws, Interpretations and Exemptions).” See Instruction to Item 8.2(b).

RESPONSE: The referenced disclosure has been revised as requested.

19.	COMMENT: In the paragraph below fundamental investment restriction number 6, it is disclosed that the Board has adopted a repurchase offer fundamental policy. Additional disclosure about the fundamental policy is included on the top of page 22. For clarity, please reconcile and consolidate the two disclosures regarding the fundamental policy on repurchase offers.

RESPONSE: The referenced disclosures have been revised as requested.

20.	COMMENT: In the second sentence of the fourth paragraph under “Other Information Regarding Investment Restrictions,” please revise the reference to investment restriction 4 to instead reference investment restriction 3 (concentration).

RESPONSE: The referenced disclosure has been revised as requested.

Management of the Fund

21.	COMMENT: The tables in this section indicate that the Trustees and officers have not been identified for the Trust, and we note that the Registration Statement has been signed only by the sole Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the Registration Statement will be signed by a majority of Trustees and the required officers, and all Trustees and officers of the Trust are identified (See Section 6(a) of Securities Act), and the information required by Item 18 will be included for all Trustees and officers. See Item 18.

RESPONSE: The Fund confirms that once the Board of Trustees has been properly constituted, a majority of Trustees and required officers will sign a pre-effective amendment to the Registration Statement, and that all Trustees and officers of the Trust will be identified, and the information required by Item 18 will be included for all Trustees and officers.

Anti-Takeover and Other Provisions in the Declaration of Trust

22.	COMMENT: Please delete or revise the statement (and any similar statements throughout the Registration Statement) that “[t]he foregoing is qualified in its entirety by reference to the full text of the Declaration of Trust and the By-Laws, both of which are on file with the SEC.” The disclosure in the registration statement should be an accurate summary of the relevant organizational document provisions.

RESPONSE: The referenced disclosure has been deleted as requested.

* * * *

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8514.

Sincerely,

/s/ Andrew M. Friedman

Andrew M. Friedman, Esquire (as Attorney for the Funds)

cc:

Sheelyn Michael, Secretary and Deputy General Counsel, First Eagle Investment Management, LLC

Nathan Greene, Sidley Austin LLP